BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 31, 2016, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation" or "Banro") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each person named in the enclosed form of proxy is an officer of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TMX EQUITY TRANSFER SERVICES, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 27TH DAY OF JUNE, 2016, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING. THE TIME LIMIT FOR THE DEPOSIT OF PROXIES MAY BE WAIVED OR EXTENDED BY THE CHAIRMAN OF THE MEETING AT HIS OR HER DISCRETION WITHOUT NOTICE.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority in respect of amendments and variations to matters identified in the Notice or other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested.

VOTING BY REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. All holders of common shares of the Corporation of record at the close of business on May 30, 2016 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation, to attend and vote thereat by proxy the shares held by them. Registered shareholders can execute their proxies by:

>	By completing and returning their form of proxy to:

•	TMX Equity Transfer Services
Attention: Proxy Department
200 University Avenue, Suite 300
Toronto, Ontario,
M5H 4H1, Canada

>	By sending their completed form of proxy by fax to 416-595-9593
>	In person at the Meeting
>	Internet voting at www.voteproxyonline.com (enter your 12-digit control number)

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's voting instruction form (the "Corporation's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's VIF and return it to TMX Equity Transfer Services (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's VIF (and striking out the names of the persons designated in such form) and return the Corporation's VIF to TMX Equity Transfer Services by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

The Corporation is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders. The Corporation has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the date of this Circular, an aggregate of 302,309,005 common shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

All holders of common shares of the Corporation of record at the close of business on May 30, 2016 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only person or company who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation is as follows:

	Number of	Total of
Name	Common Shares	Common Shares

RFW Banro Investments Limited	50,000,000 (1)	16.54%

(1)

See "Interest of Informed Persons in Material Transactions" for information relating to the transaction in which RFW Banro Investments Limited acquired these common shares of the Corporation, as well as information with respect to certain exchangeable preferred shares and warrants also held by RFW Banro Investments Limited.

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is seven (7). The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of each of these nominees. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Shares of the
Corporation
Name, Current			Beneficially
Position(s) with			Owned,
the Corporation and		Director	Controlled or
Municipality of Residence	Present Principal Occupation(s) (1)	Since	Directed (2)

Richard W. Brissenden Chairman of the Board and a director Toronto, Ontario, Canada	Self-employed businessman.	December 11, 2013	Nil

John A. Clarke (5) Chief Executive Officer and President, and a director Cardiff, United Kingdom	Chief Executive Officer and President of the Corporation.	February 3, 2004	808,000

Maurice J. Colson (3) (4) Lead Independent Director Toronto, Ontario, Canada	Self-employed business consultant (actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America).	June 28, 2013	150,000

Peter N. Cowley (4) (5) Director Cobham, Surrey, United Kingdom

Retired gold mining company executive (after 45 years’ experience in the minerals industry). Currently provides consulting services to gold companies and acts as a non-executive director of Cluff Natural Resources plc.

		January 13, 2004	Nil

Jiongjie Lu (6) Nominee director Beijing, People's Republic of China	General Manager, Baiyin International Investment Limited (the principal business of which is the management of the ex-China investment portfolio of Baiyin Nonferrous Group Co., Ltd.)	Nominee	Nil

Mick C. Oliver (3)(4)(5) Director Datchet, United Kingdom	Managing Director of Natural Resources Global Capital Partners (an independent advisory business offering financial and technical advice to the global natural resource sector).	May 20, 2015	Nil

Derrick H. Weyrauch (3) Director Stouffville, Ontario, Canada	President, Weyrauch and Associates Inc. (a consulting company).	December 11, 2013	Nil

(1)

Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular. Based on these requirements, the principal occupations during the last five years of Mr. Lu must be disclosed. Mr. Lu’s principal occupations during the last five years are as follows: General Manager, Baiyin International Investment Limited (the principal business of which is the management of the ex-China investment portfolio of Baiyin Nonferrous Group Co., Ltd.) from January 1, 2016 to present; from 2010 to 2015, Mr. Lu held the position of Director, Long March Capital Management Limited (the principal business of which is the management and advisory of Chinese state-owned outbound investment largely focussed on mining resources).

(2)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4)	Member of the compensation and nominating committee of the board of directors of the Corporation (the "Compensation Committee").

(5)	Member of the health, safety, environment and technical committee of the board of directors of the Corporation (the "Technical Committee").

(6)

To the knowledge of the Corporation, RFW Banro Investments Limited ("RFWB") is currently the largest shareholder of the Corporation, holding 50,000,000 (or 16.54%) of the outstanding common shares of the Corporation (see "Voting Securities and Principal Holders Thereof"). Pursuant to the terms of the private placement transaction under which RFWB acquired its common shares of the Corporation, for so long as RFWB holds at least 10% of the outstanding common shares of Banro RFWB has the right to nominate one person for election to the board of directors of the Corporation at the annual shareholders’ meeting (see "Interest of Informed Persons in Material Transactions"). As per this right, Mr. Lu is RFWB’s nominee.

Majority Voting Policy for Elections of Directors

Under the Canada Business Corporations Act (the Corporation's governing corporate legislation), director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The board of directors of the Corporation (the "Board") believes that each of its members should have the confidence and support of the shareholders of the Corporation. On May 31, 2013, the directors unanimously adopted a majority voting policy (the "Majority Voting Policy"), a copy of the current version of which is attached as Schedule "A" to this Circular. Each of management’s nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it. The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will refer the resignation to the Compensation Committee for consideration and a recommendation. Except in special circumstances that would warrant the continued service of the director on the Board, the Compensation Committee will be expected to recommend that the Board accept the resignation. Within 90 days after the meeting, the Board will make its decision and announce it by press release. Absent exceptional circumstances, the Board must accept the resignation of the director.

Advance Notice By-Law

The Corporation adopted in 2013 by-law no. 4 containing advance notice requirements. These requirements set forth procedures for any shareholder who intends to nominate any person for election as a director of Banro other than pursuant to shareholder rights instilled within the Corporation's governing statute or via shareholder proposal. The requirements stipulate a deadline by which shareholders must notify the Corporation of their intention to nominate directors and also set out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding said nominees. As of the date of this Circular, the Corporation has not received any nominations via the advance notice mechanism.

Audit Committee Information

Reference is made to item 9 of the Corporation's annual information form dated March 28, 2016 (the "AIF") for additional disclosure relating to the Audit Committee required to be included in the AIF by National Instrument 52-110 - Audit Committees. A copy of the AIF can be obtained from SEDAR at www.sedar.com.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Richard W. Brissenden (a director of the Corporation) was, until April 2014, a director of Regal Consolidated Ventures Limited, which is currently subject to a cease trade order issued on June 12, 2001, by the British Columbia, Alberta and Ontario Securities Commissions, for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three month period ended March 31, 2001.

Corporate Bankruptcies/Insolvencies

Except as described below, no proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In June 2013, Mr. Derrick H. Weyrauch (a director of the Corporation) was elected to the board of directors of Jaguar Mining Inc. ("Jaguar"). As part of a corporate turnaround and restructuring process, Jaguar declared insolvency and commenced a voluntary proceeding under the Companies’ Creditors Arrangement Act (Canada) (the "CCAA") on December 23, 2013 in the Ontario Superior Court of Justice. This proceeding was commenced to implement a debt restructuring and financing transaction ("CCAA Plan") that was negotiated prior to the commencement of the CCAA proceeding. On April 22, 2014, Jaguar implemented the CCAA Plan and emerged from court protection under the CCAA. On May 2, 2014, the shares of Jaguar began trading on the TSX Venture Exchange. Following the voluntary proceeding under the CCAA, the Toronto Stock Exchange advised that it was reviewing the common shares of Jaguar with respect to meeting the requirements for continued listing pursuant to the Expedited Review Process. The common shares were subsequently suspended from trading on the Toronto Stock Exchange. In 2013, NYSE Regulation reached a decision to delist Jaguar’s common shares in view of the fact that Jaguar’s common shares had fallen below the NYSE's continued listing standard for an average closing price of less than US$1.00 over a consecutive 30 trading day period. As a result, on June 3, 2013, NYSE Regulations, Inc. ("NYSE Regulation") commenced proceedings to delist the common shares of Jaguar from the New York Stock Exchange ("NYSE") and trading in Jaguar’s common shares was suspended prior to the opening on Friday, June 7, 2013.

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Deloitte LLP, Chartered Professional Accountants and Licensed Public Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation effective April 27, 2009. Shareholders of the Corporation will be asked at the Meeting to reappoint Deloitte LLP as the Corporation's auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Deloitte LLP.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Corporation's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation's senior officers, being the five identified named executive officers (the "NEOs"), in 2015. The NEOs who are the focus of the CD&A and who appear in the compensation tables of this Circular are: John A. Clarke, President and Chief Executive Officer of the Corporation (the "CEO"); Kevin Jennings, Senior Vice President and Chief Financial Officer of the Corporation (the "CFO"); Arnold T. Kondrat, Executive Vice President of the Corporation; Donat K. Madilo, Senior Vice President, Commercial and DRC Affairs; and Geoffrey G. Farr, Vice President, General Counsel and Corporate Secretary of the Corporation.

The Corporation is a gold exploration, development and production company, which commenced commercial gold production at its first mine (at Twangiza) effective September 1, 2012 and commenced commercial gold production at its second mine (at Namoya) effective January 1, 2016. Given the current stage in the Corporation’s development, together with current market conditions for the gold industry, the Corporation has had to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled projects, programs and activities. As a result, providing long-term incentives through the granting of stock options has been an important component of the Corporation’s executive compensation program. This is consistent with the objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee. The members of the Compensation Committee are as follows: Maurice J. Colson (who is the Chairman of the Compensation Committee), Peter N. Cowley and Mick C. Oliver. Each of the said Compensation Committee members is independent within the meaning of section 1.4 of National Instrument 52-110. The following is a brief summary of the experience of each of the Compensation Committee members relevant to his responsibilities in executive compensation.

Maurice J. Colson - Mr. Colson has worked in the investment industry for more than 37 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom. He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa and South America. He is a director, and a member of the audit committee, of several Toronto Stock Exchange and TSX Venture Exchange listed companies, and is the former President and Chief Executive Officer of the TSX Venture-listed company, Lithium One Resources. Mr. Colson holds a Masters of Business Administration degree from McGill University in Montreal.

Peter N. Cowley – Mr. Cowley is a geologist with 45 years’ international experience in the minerals industry, mainly in Africa. From June 2004 until September 2007, Mr. Cowley was Chief Executive Officer of Banro and from June 2004 until March 2008 he was President of Banro. He was Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company listed on the Toronto Stock Exchange) from October 2009 to February 2015. Mr. Cowley has a B.Sc. (Honours) degree in Geology from Bedford College (University of London), a M.Sc. in Mineral Exploration from the Royal School of Mines and a M.B.A. from the Strathclyde Business School. Mr. Cowley is also a Fellow of the Institute of Materials, Minerals and Mining. From 1989 to 1996, Mr. Cowley was Technical Director of Cluff Resources and during this period was directly responsible for the discovery and development of the Ayanfuri mine in Ghana and the Geita mine in Tanzania. In 1996, with the acquisition of Cluff Resources PLC by Ashanti Goldfields Company Limited, Mr. Cowley was appointed Managing Director of Ashanti Exploration, where he managed the exploration activities of Ashanti Goldfields Company Limited throughout Africa. He was Managing Director of Ashanti Exploration until the end of May 2004 when he joined Banro. Mr. Cowley is currently a director of Cluff Natural Resources plc.

Mick C. Oliver - Mr. Oliver has 39 years’ experience in the mining sector. From 1996 to 2014, he held senior positions with CIBC World Markets Inc., becoming in 2011 Managing Director (Head of Mining Team) in the global mining investment banking group. Prior to this, he worked for 10 years with HSBC covering natural resources, where, from 1990 to 1996, he was Partner, Corporate Finance. Mr. Oliver is currently Managing Director of Natural Resources Global Capital Partners, an independent advisory business offering financial and technical advice to the global natural resource sector. Mr. Oliver began his career as a mining engineer, with eight years of managerial experience in precious and base metals in Zambia and South Africa. He graduated from Nottingham University in 1976 with a joint mining/geology degree and from the University of the Witswatersrand, South Africa in 1985 with an MBA.

The significant industry experience of each of the Compensation Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Corporation’s compensation policies and practices. All members of the Compensation Committee have been determined to be "financially literate" within the meaning of National Instrument 52-110, and are knowledgeable about the Corporation's compensation program.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board, evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board, review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation’s stock option plan (the "Option Plan") and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

No formal policies or practices have been adopted by the Board or the Compensation Committee to determine the compensation for the Corporation’s directors or executive officers. A compensation consultant or advisor has not, at any time since the Corporation’s most recently completed financial year, been retained to assist the Board or the Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding any bonuses) are made by the Board based on the recommendation of the Compensation Committee. The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the CEO, in making recommendations to the Board regarding senior officer compensation. Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

When making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year. The criteria upon which these recommendations are based has, to date, tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives. The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation. In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level. In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels. External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, bonuses and prior awards under the Option Plan).

Stock options are granted by the Board under the Option Plan to senior officers upon their commencement of service. Additional grants are also made periodically under the Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives. The Board determines the particulars with respect to stock option grants. The exercise price of each stock option granted under the Option Plan is set at or above the closing price of the common shares of the Corporation ("Common Shares") on the Toronto Stock Exchange on the day preceding the grant. See "Compensation Program - Compensation Program Design – Compensation Mix - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders. The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level. Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location. The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

Compensation Risk Management

The Compensation Committee evaluates the risks, if any, associated with the Corporation’s compensation policies and practices. Implicit in the Board’s mandate is that the Corporation’s policies and practices respecting compensation, including those applicable to the Corporation’s NEOs, be designed in a manner which is in the best interests of the Corporation and its shareholders. Risk evaluation is one of the considerations for this review.

A portion of the Corporation’s executive compensation consists of stock options granted under the Option Plan. Such compensation is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Corporation and its shareholders is extremely limited.

The other two main elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Corporation and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

The Corporation’s compensation programs also allow for discretionary assessment of performance by the Compensation Committee to ensure that pay aligns with both perceived and actual performance. In addition, all major transactions require approval by the Board.

Due to the size of the Corporation, and the current level of the Corporation’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Corporation’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Corporation are reviewed, and which includes executive compensation. No risks have been identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has a policy prohibiting directors and officers of the Corporation from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Mix

The total compensation mix was designed on the basis of the Corporation's compensation objectives. Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	• Attract and retain • Reward	• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Bonuses	• Motivate and reward

• Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.
• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Stock options	• Attract and retain • Motivate and reward • Align interests with shareholders

• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.
• Encourages long-term tenure and performance.

Retention allowance (1)	• Attract and retain	• Encourages long-term tenure. • Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Benefits	• Attract and retain	• Competitive benefits ensure access to skilled employees necessary to achieve corporate objectives.

(1)

A senior officer is entitled to receive the retention allowance (the "Retention Allowance") on termination of his employment with the Corporation, provided the officer has been with the Corporation for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited). The amount of the Retention Allowance is equal to the officer's monthly base salary multiplied by the number of years the officer was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. NEOs' base salaries depend on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, the Corporation's existing financial resources and the potential long term compensation provided by stock options as discussed below. A description of material terms of NEOs' employment contracts is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits". In addition to the above factors, decisions regarding any salary increases are impacted by each NEOs current salary.

Bonuses

The objectives of annual cash incentive awards (if any) are generally to focus executive attention on key strategic and operational measures and align compensation with corporate performance. Subject to the Corporation’s financial situation, the Corporation has had an annual bonus program (the "Bonus Plan") to be competitive from a total remuneration standpoint and to recognize outstanding annual performance. Annual bonus, if earned, is generally paid in cash in December of each year for the prior year's performance. Bonuses may also be awarded to senior officers during the year (i.e. outside of the Bonus Plan) to recognize exemplary performance or a special contribution.

Subject to the Corporation’s financial situation, senior officers are generally eligible to receive a discretionary annual bonus in an amount up to a specified percentage of such officer's base salary. However, the annual bonus paid to a senior officer may increase for specific accomplishments. The actual amount of any bonus is determined following a review of each officer's individual performance.

Consistent with the flexible nature of the Bonus Plan, no specific weight is assigned to any particular performance factor. When making recommendations to the Board, the Compensation Committee considers not only the Corporation's performance during the year, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

Stock Options

The grant of stock options to purchase Common Shares pursuant to the Corporation's Option Plan is an integral component of the compensation packages of the senior officers of the Corporation. The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders. The CEO makes recommendations to the Compensation Committee for potential grants of stock options. His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goal and objectives. Stock options are granted by the Board, pursuant to the Option Plan, based upon the recommendation of the Compensation Committee. The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants. Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs in 2015.

Retention Allowance

The Corporation believes that the Retention Allowance helps to attract and retain individuals in a competitive environment and encourages long-term tenure with the Corporation.

Benefits

The NEOs are eligible to participate in the same benefits as offered to all full-time employees. This includes participation in a traditional employee benefit plan consisting of health and dental care and various forms of life and disability insurances. The Corporation does not view these benefits as a significant element of its compensation structure, as they constitute only a small percentage of total compensation, but does believe that benefits be used in conjunction with base salary to attract and retain individuals in a competitive environment. The Corporation does not currently have standard senior officer perks, but may provide such perks as is considered appropriate.

Review of 2015 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary paid to each of the NEOs in 2015.

Bonuses

Bonuses were not paid to the NEOs in fiscal 2015 in order to conserve cash, having regard to the Corporation’s cash flow situation as the Corporation focused on the completion of development at the Namoya mine and operational improvements at the Twangiza mine. The non-payment of annual bonuses for 2015 (as well as for 2014 and 2013) due to cash constraints will be a factor when annual bonuses are considered in respect of fiscal 2016.

Stock Options

During 2015, the Board granted the following number of stock options to the NEOs under the Corporation's Option Plan:

Name	No. of Stock Options
John A. Clarke	750,000
Kevin Jennings	1,500,000
Arnold T. Kondrat	500,000
Donat K. Madilo	700,000
Geoffrey G. Farr	750,000

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of the above stock option grants. The rationale for the stock option grants in 2015 to the NEOs other than Mr. Jennings as set out above was to provide additional long term incentives and to recognize performance. The stock option grant made to Mr. Jennings in 2015 as set out above was so made pursuant to the terms of Mr. Jennings’ employment agreement with the Corporation in connection with his hiring as CFO.

Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the reinvestment of dividends of which there have been none) from December 31, 2010 to December 31, 2015, based upon a Cdn$100 investment made on December 31, 2010 in the Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (referred to in the table below as the "TSX Index") over the same period. The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

December 31,	2010	2011	2012	2013	2014	2015
Banro	$100	95	70	14	4	7
TSX Index	$100	91	98	111	122	112

As described above, various factors are considered in determining the compensation of the NEOs. The Common Share performance is one performance measure that is reviewed but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which may fluctuate widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control. The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions. The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the stock price may be temporarily depressed by short-term factors.

The trend shown by the performance graph above represents a modest decrease in 2011 in the Corporation's cumulative total shareholder return and then significant decreases each year thereafter until 2015 when there was a significant increase, with an overall significant decrease from the December 31, 2010 price. Over the same five year period the compensation (salary and any bonus) received by the Corporation's executive officers, in aggregate (as disclosed in the Corporation’s management information circular each year in the Executive Compensation section of the circular in the table under "Summary Compensation Table"), has decreased significantly. The Compensation Committee considers total NEO compensation to be reasonable in the Corporation's circumstances.

Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Executive Compensation: Tables and Narrative" and "Director Compensation".

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013, as applicable.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation - Annual Incentive Plan ($)	All other Compensation (3) ($)	Total Compensation ($)
John A. Clarke CEO (1)	2015 2014 2013	$550,000 $550,000 $458,333(1)	N/A N/A N/A	$64,614 $115,474 $85,748	Nil Nil Nil	$60,201 (4) $54,664 (4) $51,861 (4)	$674,815 $720,138 $595,943
Kevin Jennings Senior VP and CFO (5)	2015 2014	$350,000 $116,668	N/A N/A	$116,305 Nil	Nil Nil	$36,946 $16,062	$503,251 $132,730
Arnold T. Kondrat Executive Vice President	2015 2014 2013	$550,000 $550,000 $550,000	N/A N/A N/A	$43,076 Nil $85,748	Nil Nil Nil	$50,655 $50,998 $51,473	$643,731 $600,998 $687,221
Donat K. Madilo CFO and Senior VP (5)	2015 2014 2013	$350,000 $370,003 $330,000	N/A N/A N/A	$99,231 $76,982 $64,311	Nil Nil Nil	$43,013 $48,154 $41,570	$492,244 $495,139 $435,881
Geoffrey G. Farr Vice President, General Counsel (6)	2015 2014 2013	$350,000 $350,000 $308,333	N/A N/A N/A	$64,614 $76,982 $64,311	Nil Nil Nil	$43,603 $48,783 $36,746	$458,217 $475,765 $409,391

(1)

Dr. Clarke was appointed interim CEO and President of the Corporation on March 6, 2013. In December 2013, he was appointed to the role of permanent CEO and President of the Corporation from the interim role he had been filling since March 6, 2013. Prior to Dr. Clarke’s said appointment as interim CEO and President, he was a non-executive director of the Corporation. Dr. Clarke remains on the Board as a director.

(2)

These amounts represent the grant date fair value of the stock options awarded in the indicated year, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2015 awards, an average exchange rate for 2015 of Cdn$1.00 = US$0.7832, in the case of the 2014 awards, an average exchange rate for 2014 of Cdn$1.00 = US$0.9504 and, in the case of the 2013 awards, an average exchange rate for 2013 of Cdn$1.00 = US$0.9711.

Grant date fair value of the stock options granted in 2015 to the NEOs, other than 350,000 of the stock options granted to Mr. Madilo (he received a total of 700,000 stock options in 2015) and other than the stock options granted to Mr. Jennings, was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.20, with the key valuation assumptions being stock price volatility of 85.71%, risk free interest rate of 1%, no dividend yield and expected life of 3 years. Grant date fair value of the said 350,000 stock options granted to Mr. Madilo was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.43, with the key valuation assumptions being stock price volatility of 93.4%, risk free interest rate of 0.64%, no dividend yield and expected life of 3 years. Grant date fair value of the stock options granted to Mr. Jennings was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.18, with the key valuation assumptions being stock price volatility of 85.71%, risk free interest rate of 1%, no dividend yield and expected life of 3 years.

Grant date fair value of the stock options granted in 2014 to NEOs was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.46, with the key valuation assumptions being stock price volatility of 76.27%, risk free interest rate of 1.05%, no dividend yield and expected life of 3 years.

Grant date fair value of the stock options granted in 2013 to NEOs was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.95, with the key valuation assumptions being stock price volatility of 72.25%, risk free interest rate of 1.21%, no dividend yield, and expected life of three years.

(3)

Each of the amounts shown in this column of the table for each NEO other than Dr. Clarke represents life insurance premiums paid by the Corporation and the Retention Allowance accrued in respect of the NEO.

The amount of the life insurance premiums paid by the Corporation in respect of such NEOs in 2015 is as follows: Mr. Jennings: US$7,779; Mr. Kondrat: US$4,822; Mr. Madilo: US$13,847; Mr. Farr: US$14,436. The amount of the life insurance premiums paid by the Corporation in respect of such NEOs in 2014 is as follows: Mr. Jennings: US$1,478; Mr. Kondrat: US$5,165; Mr. Madilo: US$17,320; Mr. Farr: US$19,616. The amount of the life insurance premiums paid by the Corporation in respect of such NEOs in 2013 is as follows: Mr. Kondrat: $5,640; Mr. Madilo: $14,070; Mr. Farr: $15,913.

The amount of the Retention Allowance accrued in respect of such NEOs in 2015 is as follows: Mr. Jennings: US$29,167; Mr. Kondrat: US$45,833; Mr. Madilo: US$29,167; Mr. Farr: US$29,167. The amount of the Retention Allowance accrued in respect of such NEOs in 2014 is as follows: Mr. Jennings: US$14,584; Mr. Kondrat: US$45,833; Mr. Madilo: US$30,834; Mr. Farr: US$29,167. The amount of the Retention Allowance accrued in respect of such NEOs in 2013 is as follows: Mr. Kondrat: $45,833; Mr. Madilo: $27,500; Mr. Farr: $20,833.

(4)

The amount shown in this column of the table for Dr. Clarke for 2015 represents life insurance premiums paid by the Corporation of $14,367 and $45,833 of Retention Allowance accrued in respect of Dr. Clarke. The amount shown in this column of the table for Dr. Clarke for 2014 represents life insurance premiums paid by the Corporation of $8,831 and $45,833 of Retention Allowance accrued in respect of Dr. Clarke. The amount shown in this column of the table for Dr. Clarke for 2013 represents $38,194 of Retention Allowance accrued in respect of Dr. Clarke following his appointment as interim CEO and President of the Corporation on March 6, 2013 and directors’ fees of $13,667 paid by the Corporation to Dr. Clarke as a non-executive director of the Corporation prior to his said appointment as interim CEO and President (see Note (1) above).

(5)

Mr. Jennings joined the Corporation as Senior Vice President and CFO on September 1, 2014. Also effective September 1, 2014, Mr. Madilo ceased being CFO and was appointed by the Corporation to the role of Senior Vice President, Commercial and DRC Affairs. The compensation shown in the above table for Mr. Madilo for 2014 represents compensation earned up to September 1, 2014 as CFO and compensation earned thereafter as Senior Vice President, Commercial and DRC Affairs.

(6)	Mr. Farr also holds the position of Corporate Secretary of the Corporation.

The Corporation does not have any long-term incentive programs other than its Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2015:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options ($) (3)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
John A. Clarke	January 19, 2015	750,000	Cdn$0.20 (US$0.145)	January 19, 2020	$41,250	N/A	N/A
	May 30, 2014	750,000	Cdn$0.80 (US$0.58)	May 30, 2019	Nil
	Oct. 25, 2013	200,000	Cdn$1.00 (US$0.72)	Oct. 25, 2018	Nil
	Feb. 9, 2012	100,000	Cdn$4.75 (US$3.43)	Feb. 9, 2017	Nil

Kevin Jennings	January 9, 2015	1,500,000	Cdn$0.18 (US$0.13)	January 9, 2020	$105,000	N/A	N/A

Arnold T. Kondrat	January 19, 2015	500,000	Cdn$0.20 (US$0.145)	January 19, 2020	$27,500	N/A	N/A
	Oct. 25, 2013	200,000	Cdn$1.00 (US$0.72)	Oct. 25, 2018	Nil
	Feb. 9, 2012	1,000,000	Cdn$4.75 (US$3.43)	Feb. 9, 2017	Nil

Donat K. Madilo	January 19, 2015	350,000	Cdn$0.20 (US$0.145)	January 19, 2020	$19,250	N/A	N/A
	June 22, 2015	350,000	Cdn$0.43 (US$0.31)	June 22, 2020	Nil
	May 30, 2014	500,000	Cdn$0.80 (US$0.58)	May 30, 2019	Nil
	Oct. 25, 2013	150,000	Cdn$1.00 (US$0.72)	Oct. 25, 2018	Nil
	Feb. 9, 2012	250,000	Cdn$4.75 (US$3.43)	Feb. 9, 2017	Nil

Geoffrey G. Farr	January 19, 2015	750,000	Cdn$0.20 (US$0.145)	January 19, 2020	$41,250	N/A	N/A
	May 30, 2014	500,000	Cdn$0.80 (US$0.58)	May 30, 2019	Nil
	Oct. 25, 2013	150,000	Cdn$1.00 (US$0.72)	Oct. 25, 2018	Nil
	Feb. 9, 2012	200,000	Cdn$4.75 (US$3.43)	Feb. 9, 2017	Nil
	Feb. 11, 2011	100,000	Cdn$3.25 (US$2.35)	Feb. 11, 2016	Nil

(1)

With respect to the stock options granted in 2015, one-third of the stock options granted to each optionee vested on the grant date, one-third of the stock options vest on the 12 month anniversary of the grant date, and the remaining one- third vest on the 24 month anniversary of the grant date. With respect to the other stock option grants shown in the table, three quarters of the stock options granted to each optionee vested on the 12 month anniversary of the grant date and the balance vested on the 18 month anniversary of the grant date.

(2)

The exercise price of each of the stock options held by the NEOs is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

(3)

This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2015 of Cdn$0.28 as reported by the TSX, and (b) converting that price into a price of US$0.20 using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2015:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
John A. Clarke	Nil	N/A	N/A
Kevin Jennings	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

The Corporation and John A. Clarke have entered into an employment contract (the "Clarke Agreement") which sets out the terms upon which Dr. Clarke performs the services of CEO and President of the Corporation. Dr. Clarke’s annual salary under the Clarke Agreement is $550,000. The Corporation may terminate the Clarke Agreement at any time for just cause upon written notice to Dr. Clarke.

The Corporation and Kevin Jennings have entered into an employment contract (the "Jennings Agreement") which sets out the terms upon which Mr. Jennings performs the services of Senior Vice President and CFO of the Corporation. Mr. Jennings’ annual salary under the Jennings Agreement is $350,000. The Corporation may terminate the Jennings Agreement at any time for just cause upon written notice to Mr. Jennings.

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "Kondrat Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Mr. Kondrat’s annual salary under the Kondrat Agreement is currently $550,000. The Corporation may terminate the Kondrat Agreement at any time for just cause upon written notice to Mr. Kondrat.

The Corporation and Donat K. Madilo have entered into an employment contract (the "Madilo Agreement") which sets out the terms upon which Mr. Madilo performs for the Corporation the services of Senior Vice President, Commercial and DRC Affairs. Mr. Madilo’s annual salary under the Madilo Agreement is currently $350,000. The Corporation may terminate the Madilo Agreement at any time for just cause upon written notice to Mr. Madilo.

The Corporation and Geoffrey G. Farr have entered into an employment contract (the "Farr Agreement") which sets out the terms upon which Mr. Farr performs the services of Vice President, General Counsel and Corporate Secretary of the Corporation. Mr. Farr’s annual salary under the Farr Agreement is $350,000. The Corporation may terminate the Farr Agreement at any time for just cause upon written notice to Mr. Farr.

The Clarke Agreement also provides as follows: (a) in the event of the constructive dismissal of Dr. Clarke or in the event, within 18 months of a "change of control" (as such term is defined in the Clarke Agreement) of the Corporation, Dr. Clarke’s employment is terminated without cause or Dr. Clarke is constructively dismissed, Dr. Clarke is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination Dr. Clarke holds stock options of the Corporation, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the Clarke Agreement without cause, Dr. Clarke is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

The Jennings Agreement also provides as follows: (a) in the event, within 12 months of a "change of control" (as such term is defined in the Jennings Agreement) of the Corporation, Mr. Jennings’ employment is terminated without cause or Mr. Jennings is constructively dismissed, Mr. Jennings is entitled to be paid by the Corporation an amount equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination Mr. Jennings holds stock options of the Corporation, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event of the constructive dismissal of Mr. Jennings or the Corporation terminates the Jennings Agreement without cause and such dismissal or termination is not within 12 months of a "change of control", Mr. Jennings is entitled to be paid by the Corporation an amount equal to his annual salary and the "Bonus Amount" and, if immediately prior to such dismissal or termination Mr. Jennings holds stock options of the Corporation, he shall be entitled to exercise all such stock options (including those which vest prior to the "Expiry Date" (as defined below)) at any time during the period of time commencing upon such dismissal or termination and ending on the date (the "Expiry Date") which is the earlier of (A) the natural expiry date of the applicable stock option, and (B) the date which is one year from such dismissal or termination.

Each of the Kondrat Agreement, Madilo Agreement and Farr Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Corporation or the constructive dismissal of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination the employee holds stock options of the Corporation, the employee shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to the employee by the Corporation and its subsidiaries in respect of the two most recent fiscal years.

The following table sets out estimates of the incremental amounts payable to each of Messrs. Clarke, Jennings, Kondrat, Madilo and Farr upon identified termination events as set out in their employment agreements, assuming each such event took place on the last business day of fiscal year 2015. The table does not take into account any value of outstanding stock options that have previously vested, which awards are set out under "Incentive Plan Awards" above, but does take into account any value of unvested stock options that would vest upon the occurrence of the termination event. See the disclosure below under "Terms of Stock Option Plan" for a detailed description of the Corporation's Option Plan, including a description of vesting and expiry of grants on termination.

	John A. Clarke	Kevin Jennings	Arnold T. Kondrat	Donat K. Madilo	Geoffrey G. Farr
Change of Control (1) Lump sum payment (2) Stock options	$1,100,000 $27,500	$700,000 $70,000	$1,100,000 $18,333	$700,000 $12,833	$700,000 $27,500
Termination Without Cause/Constructive Dismissal Lump sum payment (2) Stock options	$1,100,000 $27,500	$350,000 $70,000	$1,100,000 $18,333	$700,000 $12,833	$700,000 $27,500

(1)

Dr. Clarke’s and Mr. Jennings’ employment agreement contains "double-trigger" change of control provisions as summarized above. It is planned that future employment agreements entered into by the Corporation with executives, including any renewal of existing NEO employment agreements, will include "double-trigger" change of control provisions.

(2)	The lump sum payment calculations are based on the individual’s annual salary under his employment agreement as at December 31, 2015 as summarized above.

Director Compensation

The director compensation program is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the Board; (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Corporation's size and scope: and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The fees paid by the Corporation to the non-executive directors of the Corporation during the financial year ended December 31, 2015 are set out in the table below under "Director Summary Compensation Table".

Non-executive directors are entitled to receive stock option grants under the Corporation's Option Plan, as recommended by the Compensation Committee and determined by the Board. The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the Toronto Stock Exchange prior to the date the stock options are granted. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Option Plan.

Non-executive directors of the Corporation are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Executive directors of the Corporation are compensated as employees of the Corporation and are not entitled to additional compensation for performance of director duties. Executive directors of the Corporation during 2015 were Dr. Clarke and Mr. Brissenden.

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year, and there is a deductible in the amount of Cdn$500,000. The total fees paid by the Corporation for fiscal 2015 for the directors' and officers' liability insurance policy was Cdn$143,360.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2015, other than Dr. Clarke. See "Summary Compensation Table" above for details regarding the compensation paid to Dr. Clarke as an executive of the Corporation in respect of services rendered during 2015.

Name	Fees earned (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)	Total ($)
Richard W. Brissenden	Nil	N/A	$64,614	N/A	$243,750 (3)	$308,364
Maurice J. Colson	$92,110	N/A	$25,845	N/A	Nil	$117,955
Peter N. Cowley	$90,300	N/A	$25,845	N/A	Nil	$116,145
Mick C. Oliver (4)	$43,065	N/A	$39,473	N/A	Nil	$82,538
Derrick H. Weyrauch	$79,000	N/A	$25,845	N/A	Nil	$104,845

(1)

Non-executive directors are entitled to annual directors' fees of $50,000, members of the Audit Committee are entitled to additional annual fees of $12,000, members of the Compensation Committee are entitled to additional annual fees of $9,000, members of the Technical Committee are entitled to additional annual fees of $9,000, the Chairman of the Audit Committee is entitled to additional annual fees of $17,000, the Chairman of the Compensation Committee is entitled to additional annual fees of $9,000 and the Chairman of the Technical Committee is entitled to additional annual fees of $9,000. As well, Mr. Colson as lead independent director is entitled to additional annual fees of $20,000 (Mr. Colson was appointed lead independent director on May 25, 2015).

(2)

These amounts represent the grant date fair value of the stock options awarded in 2015, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2015 of Cdn$1.00 = US$0.7832. Grant date fair value of these stock options, other than the stock options granted to Mr. Oliver, was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$0.20, with the key valuation assumptions being stock price volatility of 85.71%, risk free interest rate of 1%, no dividend yield and expected life of 3 years. Grant date fair value of the stock options granted to Mr. Oliver was calculated in accordance with the Black- Scholes model using the Common Share price on the date of grant of Cdn$0.43, with the key valuation assumptions being stock price volatility of 93.4%, risk free interest rate of 0.64%, no dividend yield and expected life of 3 years.

(3)

Mr. Brissenden was Executive Chairman of the Board during 2015. This compensation represents salary paid to Mr. Brissenden for his services as Executive Chairman of the Board. Mr. Brissenden ceased being Executive Chairman of the Board on December 31, 2015, but remains on the Board as non-executive Chairman.

(4)	Mr. Oliver was a director of the Corporation for only part of 2015 (he was appointed a director on May 20, 2015).

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by the directors of the Corporation as at December 31, 2015, other than Dr. Clarke. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding stock options held by Dr. Clarke as at December 31, 2015.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Richard W. Brissenden	January 19, 2015	750,000	Cdn$0.20 (US$0.145)	January 19, 2020	$41,250	N/A	N/A
	May 30, 2014	150,000	Cdn$0.80 (US$0.58)	May 30, 2019	Nil

Maurice J. Colson	January 19, 2015	300,000	Cdn$0.20 (US$0.145)	January 19, 2020	$16,500	N/A	N/A
	May 30, 2014	150,000	Cdn$0.80 (US$0.58)	May 30, 2019	Nil
	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.72)	Oct. 25, 2018	Nil

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Peter N. Cowley	January 19, 2015	300,000	Cdn$0.20 (US$0.145)	January 19, 2020	$16,500	N/A	N/A
	May 30, 2014	150,000	Cdn$0.80 (US$0.58)	May 30, 2019	Nil
	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.72)	Oct. 25, 2018	Nil
	Feb. 9, 2012	100,000	Cdn$4.75 (US$3.43)	Feb. 9, 2017	Nil

Mick C. Oliver	June 22, 2015	200,000	Cdn$0.43 (US$0.31)	June 22, 2020	Nil	N/A	N/A

Derrick H. Weyrauch	January 19, 2015	300,000	Cdn$0.20 (US$0.145)	January 19, 2020	$16,500	N/A	N/A
	May 30, 2014	150,000	Cdn$0.80 (US$0.58)	May 30, 2019	Nil

(1)

With respect to the stock options granted in 2015, one-third of the stock options granted to each optionee vested on the grant date, one-third of the stock options vest on the 12 month anniversary of the grant date, and the remaining one- third vest on the 24 month anniversary of the grant date. With respect to the other stock option grants shown in the table, three quarters of the stock options granted to each optionee vested on the 12 month anniversary of the grant date and the balance vested on the 18 month anniversary of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

(3)

This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2015 of Cdn$0.28 as reported by the TSX, and (b) converting that price into a price of US$0.20 using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Corporation other than Dr. Clarke, which vested and/or were earned during the year ended December 31, 2015. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for such details in respect of Dr. Clarke.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard W. Brissenden	Nil	N/A	N/A
Maurice J. Colson	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Mick C. Oliver	Nil	N/A	N/A
Derrick H. Weyrauch	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2015, the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2015	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2015	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2015 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	21,534,922 (2)	Cdn$1.59	2,420,183 (2)
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	21,534,922 (2)	Cdn$1.59	2,420,183 (2)

(1)

The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Option Plan. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2)

See the disclosure below under "Terms of Stock Option Plan" for information relating to stock options of the Corporation outstanding as at the date of this Circular and stock options available for future grants as at the date of this Circular.

TERMS OF STOCK OPTION PLAN

The rules of the Toronto Stock Exchange (the "TSX") provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security based compensation arrangements. The following summarizes the terms of the Corporation's Option Plan.

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)

The total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 9.5% of the total number of outstanding Common Shares. 9.5% of the number of Common Shares outstanding as of the date of this Circular is equal to 28,719,355 Common Shares.

Having regard to the said percentage figure, the Option Plan is considered an "evergreen" plan, since (i) the Common Shares covered by stock options which have been exercised or cancelled will be available for subsequent grants under the Option Plan, and (ii) the number of stock options available to grant increases as the number of outstanding Common Shares increases.

(c)

There are currently outstanding under the Option Plan 23,707,192 stock options entitling the holders to purchase an aggregate of 23,707,192 Common Shares (which is equal to 7.84% of the number of Common Shares which are currently outstanding). The number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 5,012,163 Common Shares (which is equal to 1.66% of the number of Common Shares which are currently outstanding). Since the Corporation was listed on the TSX in November 2005, a total of 8,822,545 stock options (which is equal to 2.92% of the number of Common Shares which are currently outstanding) have been exercised under the Option Plan.

(d)

The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the Common Shares on the TSX prior to the date the stock option is granted.

(e)

All stock options shall be for a term (the "Term") determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a Term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever.

Provided a departing optionee has been with the Corporation for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options.

(f)

Unless otherwise determined by the Board at the time of the granting of the stock options, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date. The stock options granted by the Board in 2015 and 2016 prior to the date of this Circular have a two year vesting schedule, as follows: one-third vesting on the grant date, one-third on the 12 month anniversary of the grant date, and the remaining one-third on the 24 month anniversary of the grant date.

(g)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(h)

Shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option (if the optionee holding such stock option is an insider of the Corporation, disinterested shareholder approval is required).

(i)	The Option Plan contains the following restrictions relating to the number of stock options that may be granted to insiders or non-employee directors of the Corporation:

(i)

The total number of Common Shares issued to insiders of the Corporation, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(ii)

The total number of Common Shares issuable to insiders of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(iii)

The total number of Common Shares issuable to non-employee directors of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 1% of the total number of outstanding Common Shares.

(iv)	Grant date value of stock options granted to any one non-employee director of the Corporation shall not exceed a total of Cdn$100,000 per year.

Subject to the above restrictions on insiders and non-employee directors of the Corporation, there are no restrictions in the Option Plan on the number of stock options that may be granted to any one person or company.

(j)

In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Common Shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the Common Shares received upon exercising such stock options pursuant to the take-over bid.

(k)

The Corporation may amend from time to time or terminate the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of all applicable regulatory bodies, including the TSX (to the extent such consent is required). Amendments and termination shall take effect only with respect to stock options granted thereafter, provided that they may apply to any stock options previously granted with the mutual consent of the Corporation and the optionees holding such stock options. The Board has the authority to approve amendments relating to the Option Plan or to stock options, without further approval of the Corporation's shareholders, to the extent that such amendments relate to:

(i)	altering the terms of vesting applicable to any stock options;

(ii)

changes to the date a stock option terminates upon the optionee ceasing to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries (provided that no such change shall extend the Term of the stock option);

(iii)	accelerating the expiry date in respect of stock options;

(iv)

determining the adjustment provisions pursuant to section 10 of the Option Plan (section 10 of the Option Plan provides, among other things, that, in the event of any change in the Corporation's Common Shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options);

(v)	amending the definitions contained in the Option Plan; or

(vi)	amendments of a "housekeeping" nature.

Any amendment to the Option Plan or to stock options which does not relate to items (i) to (vi) above, shall require approval of the Corporation’s shareholders. Without limiting the generality of the foregoing, any amendment to the Option Plan or to stock options which relates to the following shall require approval of the Corporation’s shareholders:

•	an amendment to section 2 of the Option Plan to increase the percentage figure set out therein;
•	reducing the exercise price of a stock option held by any optionee;
•	any cancellation and reissue of stock options or other entitlements unless permitted under the rules of the TSX;
•	extending the Term of any stock options held by any optionee;
•	any amendment which would permit stock options granted under the Option Plan to be transferable or assignable other than for normal estate settlement purposes;
•	amendments that increase limits previously imposed on non-employee director participation;
•	adding to the categories of persons eligible to participate in the Option Plan; and
•	any amendment to section 16 of the Option Plan so as to increase the ability of the Board to amend the Option Plan without shareholder approval.

(l)

Except if not permitted by the TSX, if any stock options may not be exercised due to any black- out period (as defined in the Option Plan) at any time within the three business day period prior to the normal expiry date of such stock options, the expiry date of such stock options shall be extended for a period of 10 business days following the end of the black-out period (or such longer period as permitted by the TSX and approved by the Board).

(m)

The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the TSX.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2015 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

On April 30, 2015, the Corporation closed the US$70 million balance of its previously announced financing (the "2015 Financing"), such balance involving a US$20 million gold forward sale transaction relating to the Twangiza mine and a US$50 million gold streaming transaction relating to the Namoya mine. The Corporation entered into amending agreements made as of April 6, 2015 to amend the Corporation’s note indenture dated March 2, 2012 (the "Note Indenture") and related collateral trust agreement dated March 2, 2012 (collectively, the "Amendments") in order to secure the gold delivery obligations under the 2015 Financing transactions by way of a “Priority Lien” and a “Parity Lien”, respectively, within the meaning of the Note Indenture. Based on public filings, the Corporation understands that affiliates of BlackRock, Inc. controlled or had investment discretion over, in the aggregate, at the time of the Amendments more than 10% of the outstanding Common Shares. The Corporation also understands that affiliates of BlackRock, Inc. control certain of the 10% senior secured notes of the Corporation due March 2017 outstanding under the Note Indenture (the "Banro Notes"). The Amendments, as they relate to the Banro Notes controlled by affiliates of BlackRock, Inc., may be considered a related party transaction. BlackRock was not a party to the 2015 Financing. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022, United States. Based on public filings, the Corporation understands that BlackRock, Inc. and its affiliates currently control or have investment discretion over, in the aggregate, less than 10% of the outstanding Common Shares.

On December 31, 2015, the Corporation signed definitive agreements with RFW Banro Investments Limited ("RFWB"), a subsidiary of the Baiyin Stream Partnership I, LP (a mining investment fund managed by Resources FinanceWorks Limited), and investment funds managed by Gramercy Funds Management LLC ("Gramercy") for an equity private placement, a term loan facility and a gold streaming transaction relating to the Twangiza mine, providing total gross proceeds to the Corporation of US$98.75 million. All three transactions closed in February 2016. The equity placement and gold streaming transaction were transacted solely with RFWB, while the term loan was funded by RFWB and Gramercy. In order to create alignment amongst the parties, RFWB also purchased from Gramercy US$40 million of the outstanding Banro Notes, and US$20 million of the outstanding preferred shares which had been issued in February 2014 by two Barbados subsidiaries of the Corporation (these preferred shares purchased by RFWB pay an 8% cash dividend and mature on June 1, 2017 and, at the option of the holders of these preferred shares and at any time before the maturity date, the holders are entitled to exchange their preferred shares into a total of 29,256,766 Common Shares at a strike price of US$0.5673 per Common Share).

The Twangiza streaming transaction provided for the payment by the purchaser of a deposit in the amount of US$67.5 million and the delivery to the purchaser over time of a certain percentage (the "Entitlement Percentage") of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between US$1,150 and US$1,500 per ounce, 12.5% based on a gold price of less than US$1,150 per ounce, and 9.5% based on a gold price greater than S$1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are US$150 per ounce. At any time after the third anniversary of the closing of the transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the transaction to the date that is 12 months following the date of payment of the buyback price.

The term loan facility represented a loan of US$22.5 million with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first two years of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. The Corporation has issued to the lenders a total of 10,000,000 common share purchase warrants of the Corporation (5,000,000 warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such warrant entitling the holder to purchase one Common Share at a price of US$0.2275 for a period of three years.

Under the private placement transaction, the Corporation issued 50,000,000 Common Shares and 2,500,000 common share purchase warrants to RFWB, for total gross proceeds to the Corporation of US$8.75 million. These warrants have the same terms as the warrants issued by the Corporation under the term loan transaction as set forth above. For so long as RFWB holds at least 10% of the outstanding Common Shares, RFWB has the right to nominate one person for election to the Board at the Corporation’s annual shareholders’ meeting (see "Election of Directors"). To the knowledge of the Corporation, RFWB is currently the largest shareholder of the Corporation, with the 50,000,000 Common Shares held by it currently representing 16.54% of the outstanding Common Shares (see "Voting Securities and Principal Holders Thereof"). The address of RFWB is Nemours Chambers, Road Town, Tortola, British Virgin Islands.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2015 (the "2015 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation's Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular. The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101. With respect to the seven persons proposed to be nominated at the Meeting for election as a director (see "Election of Directors"), four of these nominees have been determined to be independent within the meaning of National Instrument 58-101 and three have been determined to not be independent within the meaning of National Instrument 58-101. Maurice J. Colson, Peter N. Cowley, Mick C. Oliver and Derrick H. Weyrauch have been determined to be independent within the meaning of National Instrument 58-101. John A. Clarke (who is President and CEO of the Corporation), Richard W. Brissenden (who was Executive Chairman of the Board of the Corporation from January 1, 2015 to December 31, 2015) and Jiongjie Lu (who is the nominee of RFWB, the Corporation’s largest shareholder, to the Board (see "Election of Directors")) have been determined to not be independent within the meaning of National Instrument 58-101.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by having a majority of independent directors on the Board and by having the Audit Committee and Compensation Committee comprised only of independent directors. The Board also believes that the fiduciary duties placed on individual directors by the Canada Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present. As well, an in camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

The Corporation's Chairman of the Board, Richard W. Brissenden, is not an independent director. Maurice J. Colson has been appointed by the Board to act as lead independent director. His duties and responsibilities as lead independent director include the following:

(a)	preside at all meetings of the independent directors and any Board meeting when the Chairman of the Board and the CEO are not present, including executive sessions of the independent directors;

(b)	provide feedback from executive sessions of the independent directors to the CEO, other senior management and the Chairman of the Board;

(c)	advise the Chairman of the Board as to the quality, quantity and timeliness of information sent to the Board;

(d)

review and approve with the Chairman of the Board and the CEO agenda items for Board and Board committee meetings, advise on the sufficiency of time for discussion of agenda items, and have the authority to add agenda items at his discretion;

(e)	have the authority to call meetings of the independent directors;

(f)	serve as the principal liaison and facilitator between the independent directors and the Chairman of the Board and the CEO;

(g)	serve as a key role in the Board evaluation processes and in evaluation of the CEO which are led from the Chairman of the Board;

(h)	together with the Chairman of the Board, recommend to the Board and the Board committees the retention of advisers and consultants who report directly to the Board;

(i)	respond directly to shareholder and other stakeholder questions and comments that are directed to the lead independent director or to the independent directors as a group, when appropriate; and

(j)	if requested by major shareholders, ensure that he is available, when appropriate, for consultation and direct communication.

Directorships

The following sets out those directors of the Corporation (or nominee director in the case of Mr. Lu) who are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Names of Other Issuers

Richard W. Brissenden	Lexam VG Gold Inc.
McEwen Mining Inc.

John A. Clarke	Great Quest Fertilizer Ltd.

Maurice J. Colson	Stetson Oil & Gas Ltd.
Loncor Resources Inc.
Delrand Resources Limited
Aberdeen International Inc.
China Goldcorp Ltd.

Peter N. Cowley	Cluff Natural Resources plc

Jiongjie Lu	Not applicable

Mick C. Oliver	Not applicable

Derrick H. Weyrauch	Eco Oro Minerals Corp.

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time. During the financial year ended December 31, 2015, the Board held 13 meetings. In addition to the business conducted at such meetings, various other matters were approved by written resolution signed by all members of the Board. The following table sets out the Board meeting attendance record during 2015 of the persons proposed to be nominated at the Meeting for election as a director who were directors of the Corporation during 2015 (Mr. Lu is the only person proposed to be nominated at the Meeting for election as a director who was not a director during 2015 (see "Election of Directors")).

Name	Percentage of Board Meetings Attended
Richard W. Brissenden	100%
John A. Clarke	100%
Maurice J. Colson	100%
Peter N. Cowley	100%
Mick C. Oliver	100%
Derrick H. Weyrauch	100%

Board Mandate

The Board does not have a written mandate. In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation. The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the CEO of the Corporation. The Corporation's President and CEO is responsible for the day-to-day operations of the Corporation. The President and CEO and other members of senior management undertake a significant role in the long range planning and corporate finance activities of the Corporation. The Chairman of the Board chairs all meetings of the Board and is responsible for managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.

All of the Board's committees (being the Audit Committee, the Compensation Committee and the Technical Committee) have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors. Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code may be obtained from the CFO of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com. Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Corporation's CEO.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

In accordance with the Canada Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information and instances of corporate fraud or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Board has also adopted an insider trading policy to encourage and further promote a culture of ethical business conduct.

Nomination of Directors

The Corporation has a nominating committee (being the Board’s compensation and nominating committee, referred to in this section and the next two sections of the Circular as the "Nominating Committee"), which is composed entirely of independent directors. The Nominating Committee is responsible for assessing the need for new directors and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business. The Nominating Committee recommends candidates for initial Board membership and Board members for re-nomination. The functions of the Nominating Committee also include reviewing the membership of all of the committees of the Board and making recommendations to the Board on appointments to the committees, including the appointment of a Chair for each committee.

Before recommending that an existing director be nominated for re-election, the Nominating Committee considers factors such as the director's length of service on the Board, attendance at regularly scheduled Board and committee meetings and ability to contribute effectively to the Board. Before recommending a new director candidate, members of the Nominating Committee or their delegates meet with the candidate to discuss the candidate's interest and ability to devote time to Board matters.

Diversity

The Corporation is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Corporation. Banro’s objectives include providing a work environment that is free of discrimination and harassment, including based on gender. Banro is fully committed to increasing diversity on the Board over time.

Banro has not adopted a formal written policy relating to the identification and nomination of female director nominees or executive officer candidates at this time. It is important to note, however, that when identifying new candidates for nomination to the Board, the Nominating Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics, including gender. In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director candidates.

Banro considers gender diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account gender diversity. The Corporation is an equal opportunity employer. However, the priority of Banro in recruiting new candidates is ensuring individuals bring value to the Corporation and its shareholders by possessing a suitable mix of qualifications, experience, skills and expertise.

The Corporation currently does not currently have a female director on the Board or a female executive officer. Banro does not currently intend to adopt targets for female nominee directors or executive officers as the composition of the Board and the senior executive group is based on a broad variety of factors Banro considers appropriate and it is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value the individual could bring to Banro.

Term Limit and Retirement

The term of Banro’s directors expires at the end of the next annual meeting of shareholders or when a successor is elected or appointed to the Board. Banro does not impose term limits or mandatory retirement on its directors. The Corporation believes that term limits or mandatory retirement based on age alone may create arbitrary and technical impediments to the selection of the most qualified persons. The Board and the Nominating Committee continually review a director’s effectiveness and the mix of skills and expertise.

It has been the Board’s experience that some of the longer-serving directors provide the most value to Banro. This approach enables Banro to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Corporation and its shareholders.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the audit committee, the compensation and nominating committee, and the health, safety, environment and technical committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Common Shares are listed on the NYSE MKT. The NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is permitted by home country law. A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is as follows. To the extent necessary, the Corporation has obtained exemptions from the NYSE MKT in respect of these differences.

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Corporation's quorum requirement is set forth in its by-law no.3, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the TSX are similar, but there are some differences including the threshold for shareholder approval set at greater than 25% of outstanding shares. The Corporation will seek a waiver from NYSE MKT's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

Nominating Process: NYSE MKT requires that director nominations must be either selected or recommended to the Board by either a nominating committee or a majority of independent directors. In addition, NYSE MKT requires a formal written charter or board resolution addressing the nominations process. The Corporation has a nominating committee which recommends director nominations to the Board, but has not adopted a formal written charter or board resolution addressing the nominations process. Under the federal laws of Canada, the rules of the TSX and Ontario securities laws, the Corporation is not required to adopt such a charter or board resolution.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2015 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2015 MD&A"). Copies of this Circular, the 2015 Financial Statements, the 2015 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2015 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the CFO of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

A proposal for any matter that a shareholder proposes to raise at the next annual meeting of shareholders of the Corporation must be submitted to the Corporation at least 90 days before the anniversary date of the Notice (that is, at least 90 days before the anniversary date of May 31, 2016) and must comply with the other requirements of the Canada Business Corporations Act relating to proposals.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of May 31, 2016.

DATED at Toronto, Ontario, Canada the 31st day of May, 2016.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

SCHEDULE "A"

MAJORITY VOTING POLICY

BANRO CORPORATION
(the “Corporation”)

The Board of Directors of the Corporation (the “Board”) believes that each director should have the confidence and support of the shareholders of the Corporation. To that end, the Board has unanimously adopted this majority voting policy, and future nominees for election to the Board will be required to confirm that they will abide by it.

Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chairman of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded at the shareholders’ meeting and is made public promptly after the meeting. If the vote was by a show of hands rather than by ballot, the Corporation will disclose the number of shares voted by proxy in favour or withheld for each director.

If a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. In such a case, the nominee will be required forthwith to submit his or her resignation to the Board, effective on acceptance by the Board.

The compensation committee of the Board (or other committee to which has been delegated the responsibility of administering this policy) will consider the offer of resignation and make a recommendation to the Board. Except in special circumstances that would warrant the continued service of the director on the Board, the committee will be expected to recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within 90 days after the shareholders’ meeting at which the candidacy of the director was considered. A copy of this press release will be provided to the Toronto Stock Exchange. Absent exceptional circumstances, the Board must accept the resignation of the director. If the Board determines to not accept the resignation, the press release must fully state the reasons for that decision.

The director who tendered the resignation will not participate in the decision-making process, but may be counted for the purpose of determining whether the Board has quorum.

Subject to any corporate law restrictions, the Board may (i) leave a vacancy in the Board unfilled until the next annual general meeting of shareholders, (ii) fill the vacancy by appointing a new director who, in the opinion of the Board, merits the confidence of the shareholders, or (iii) call a special meeting of shareholders to consider new Board nominee(s) to fill the vacant position(s).

This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

APPROVED by the Board on May 31, 2013, and amended by the Board on May 25, 2015 and May 31, 2016.